Exhibit 2.1

Description of Securities

The following description of the share capital of Fresenius Medical Care AG & Co. KGaA (the “Company” or “FMC-AG & Co. KGaA”) constitutes Exhibit 2.1, the “Description of Securities” required to be filed as an Exhibit to the Company’s Annual Report on Form 20-F. In accordance with paragraph 2(d) of the Instructions as to Exhibits in Form 20-F, it contains the information required by Items 9.A.3, 9.A.5, 9.A.6, and 9.A.7, Items 10.B.3, 10.B.4, 10.B.6, 10.B.7, 10.B.8, 10.B.9, and 10.B.10, and Items 12.D.1 and 12.D.2 of Form 20-F. (Items 12.A, 12.B and 12.C referred to in said instructions are not applicable to the Company). In this Exhibit, "we", "us" and "our" refer either to the Company or the Company and its subsidiaries on a consolidated basis, as the context requires. Capitalized terms used in this Exhibit without definition have the meanings assigned to them in the Company’s Annual Report on Form 20-F.

Information pertaining to Item 9.The offer and listing details.

A.	Offer and listing details.

General Information regarding our share capital

Our share capital consists of bearer shares (Inhaberaktien) without par value (Stückaktien) and a nominal value of €1.00 each. Our shares are deposited as share certificates in global form (Sammelurkunden) with Clearstream Banking AG, Frankfurt am Main, Germany. Shareholders are not entitled to share certificates with respect to their individual shareholdings. Our subscribed capital consists solely of ordinary shares due to the conversion of all outstanding preference shares into ordinary shares (approved at FMC-AG & Co. KGaA's Annual General Meeting and Preference Shareholder Meeting held on May 16, 2013), as well as the options associated with the preference shares, on a 1:1 basis. All shares of FMC-AG & Co. KGaA are freely transferable, subject to any restrictions imposed by applicable securities laws. Our share capital has been fully paid in, and holders of our shares are not liable for capital calls.

General provisions on increasing the capital of stock corporations and partnerships limited by shares

The general meeting of a partnership limited by shares may approve Authorized Capital (genehmigtes Kapital). The resolution creating Authorized Capital requires the affirmative vote of a majority of three quarters of the capital represented at the vote and may authorize the General Partner and its Management Board to issue new shares up to a stated amount for a period of up to five years. The nominal value of any proposed increase of the Authorized Capital may not exceed half of the issued capital stock at the time of the authorization.

In addition, the general meeting of a partnership limited by shares may create Conditional Capital (bedingtes Kapital) for the purpose of issuing (i) new shares to holders of convertible bonds or other securities which grant a right to shares, (ii) new shares as the consideration in a merger with another company, or (iii) new shares offered to management or employees. In each case, the authorizing resolution requires the affirmative vote of a majority of three quarters of the capital represented at the vote. The nominal value for any proposed increase of the Conditional Capital may not exceed half or, in the case of Conditional Capital created for the purpose of issuing shares to management and employees, 10% of the Company's issued capital at the time of the resolution.

All resolutions increasing the capital of a partnership limited by shares also require the consent of the General Partner in order for the resolutions to go into effect.

The Company’s Authorized Capital

By resolution of the Company's Annual General Meeting of shareholders ("AGM") on August 27, 2020, the General Partner was authorized, with the approval of the Supervisory Board, to increase, on one or more occasions, the Company's share capital until August 26, 2025 up to a total of €35,000,000 through issue of new bearer ordinary shares for cash contributions (“Authorized Capital 2020/I”). The number of shares must be increased in the same proportion as the share capital. The new shares can also be obtained by a credit institution or a company operating in accordance with section 53 (1) sentence 1 or section 53b (1) sentence 1 or (7) of the German Banking Act (Kreditwesengesetz — KWG) (financial institution) or a consortium of such credit institutions and/or financial institutions retained by the General Partner with the obligation to offer the shares to the Company’s shareholders for subscription.

In principle, the shareholders have subscription (pre-emptive) rights in connection with the issuance of shares from the Authorized Capital 2020/I. However, the General Partner is authorized with the approval of the Supervisory Board to exclude the shareholders’ subscription rights in order to eliminate fractional amounts from the subscription right. The

General Partner may only exercise the aforementioned authorization to exclude subscription rights to the extent that the proportional amount of the total shares issued subject to an exclusion of subscription rights does not exceed 10 % of the share capital either at the time of this authorization coming into effect or at the time of the exercise of this authorization. If, during the period of validity of the Authorized Capital 2020/I until its utilization, other authorizations on the issuance or on the sale of shares of the Company or the issuance of rights which authorize or bind to the subscription of shares of the Company are exercised and the subscription rights are excluded, such subscription rights will be taken into account with regard to the aforementioned limit.

In addition, by resolution of the AGM on August 27, 2020, the General Partner was authorized, with the approval of the Supervisory Board, to increase, on one or more occasions, the share capital of the Company until August 26, 2025 up to a total of €25,000,000 through the issue of new bearer ordinary shares for cash contributions or contributions in kind ("Authorized Capital 2020/II"). The number of shares must be increased in the same proportion as the share capital. The new shares can also be obtained by a credit institution or a company operating in accordance with section 53 (1) sentence 1 or section 53b (1) sentence 1 or (7) KWG (financial institution) or a consortium of such credit institutions and/or financial institutions retained by the General Partner with the obligation to offer the shares to the Company’s shareholders for subscription.

In principle, the shareholders have subscription (preemptive) rights in connection with the issuance of shares from Authorized Capital 2020/II. However, the General Partner is authorized with the approval of the Supervisory Board to exclude the shareholders’ subscription rights in the following cases:

●	in the case of one or more capital increases for contributions in kind for the purpose of acquiring companies, parts of companies, interests in companies or other assets, or
●	in the case of one or more capital increases for cash if the issue price for the shares does not significantly fall below the stock exchange price of the shares already listed and the proportionate amount of the share capital of the Company attributable to the shares issued with exclusion of subscription rights does not exceed 10 % of the share capital either at the time of this authorization coming into effect or at the time of the use of this authorization. To be set off against this limitation is the proportionate amount of share capital attributable to new shares or treasury shares previously acquired by the Company which are issued or sold during the period of validity of this authorization with exclusion of subscription rights in direct, analogous or corresponding application of section 186 (3) sentence 4 of the German Stock Corporation Act (“Aktiengesetz” or “AktG”), and the proportionate amount of the share capital attributable to shares issued or to be issued to satisfy option or conversion rights or discharge option or conversion obligations from bonds, if the bonds are issued during the period of validity of this authorization with exclusion of subscription rights in analogous application of section 186 (3) sentence 4 AktG.

The General Partner may only exercise the aforementioned authorizations to exclude subscription rights to the extent that the proportional amount of the total shares issued subject to an exclusion of subscription rights does not exceed 10 % of the share capital either at the time of these authorizations coming into effect or at the time of the exercise of these authorizations. If, during the period of validity of the Authorized Capital 2020/II until its utilization, other authorizations on the issuance or on the sale of shares of the Company or the issuance of rights which authorize or bind to the subscription of shares of the Company are exercised and the subscription rights are excluded, such subscription rights will be taken into account with regard to the aforementioned limit.

The Company’s Conditional Capital

By resolution of the Company's AGM on May 12, 2011, the Company's share capital was conditionally increased with regards to the Stock Option Plan 2011 ("2011 SOP") by up to €12,000,000 subject to the issue of up to 12 million no par value bearer ordinary shares with a nominal value of €1.00 each ("Conditional Capital 2011/I"). The Conditional Capital increase is only executed to the extent subscription rights were awarded under the 2011 SOP, the holders of the subscription rights exercise their right and the Company does not use treasury shares to fulfill the subscription rights with each stock option awarded exercisable for one ordinary share. The Company has the right to deliver ordinary shares that it owns or purchases in the market in lieu of increasing capital by issuing new shares. The final grant under the LTIP 2011 was made in December 2015.

Information pertaining to Item 10.Additional Information

B.	Articles of Association

FMC-AG & Co. KGaA is a partnership limited by shares (KGaA or Kommanditgesellschaft auf Aktien) organized under the laws of Germany. FMC-AG & Co. KGaA is registered with the commercial register of the local court (Amtsgericht) of Hof an der Saale, Germany under HRB 4019. Our registered office (Sitz) is Hof an der Saale, Germany. Our registered business address is Else Kröner-Strasse 1, 61352 Bad Homburg, Germany, telephone +49-6172-609-0.

The following summary of the material provisions of our Articles of Association (Satzung) is qualified in its entirety by reference to the complete text of our Articles of Association. An English convenience translation of our Articles of Association has been filed with the Securities and Exchange Commission, www.sec.gov, and can also be found on our website under www.freseniusmedicalcare.com.

Corporate purposes

Under Article 2 of our Articles of Association, our business purposes are:

●	the development, production and distribution of, as well as the trading in, products, systems and procedures in the areas of medical care and health care, including dialysis and associated forms of treatment, as well as the provision of any services in such areas;
●	the projecting, planning, establishment, acquisition and operation of health care businesses, including dialysis centers, also in separate enterprises or through third parties as well as the participation in such dialysis centers;
●	the development, production and distribution of other pharmaceutical products and the provision of services in this field;
●	the provision of advice in the medical and pharmaceutical areas as well as scientific information and documentation;
●	the provision of laboratory services for dialysis and non-dialysis patients and homecare medical services.

We conduct our business directly and through subsidiaries within and outside Germany.

Our share capital

Certain general information on the Company’s capital stock, authorized capital and conditional capital is set forth above within “The offer and listing details — General Information regarding our share capital.”

Voting rights

Each share entitles the holder thereof to one vote on all matters submitted to a vote at AGMs of shareholders of FMC-AG & Co. KGaA. Resolutions are passed at annual and extraordinary general meetings of our shareholders by a majority of the votes cast, unless a higher vote is required by law or our Articles of Association. Unless expressly otherwise resolved by the general meeting, the terms of office of the members of the Supervisory Board will expire at the end of the general meeting of shareholders of FMC-AG & Co. KGaA in which the shareholders discharge the Supervisory Board for the fourth fiscal year following the year in which they were elected, but not counting the fiscal year in which such member's term begins. Fresenius SE & Co. KGaA (“Fresenius SE”), as the sole shareholder of our General Partner, is not entitled to vote its own or any other shareholder's shares in the election or removal of members of our Supervisory Board, the approval of the acts of the General Partner and members of the Supervisory Board (Entlastung), the appointment of special auditors, the assertion of claims for damages against the General Partner, the waiver of claims for damages and the election of auditors. In the case of resolutions regarding such matters, Fresenius SE's voting rights may not be exercised by any other person. Certain matters requiring a resolution at the general meeting will also require the consent of the General Partner, such as amendments to the Articles of Association, dissolution of the Company, mergers, a change in the legal form of the partnership limited by shares and other fundamental changes. The General Partner therefore has a de facto veto right over such resolutions adopted by shareholders.

Although Fresenius SE is not entitled to vote in the election or removal of members of the Company’s Supervisory Board, the position of the general partners in a partnership limited by shares is different and in part stronger than that of the shareholders based on: (i) the management powers of the general partners, (ii) the existing de facto veto rights regarding material resolutions adopted by the company’s AGM referred to above, and (iii) the independence of general partners from the influence of the company’s shareholders as a collective body. Because Fresenius SE is the sole shareholder of Fresenius Medical Care Management AG, the Company’s general partner (“Management AG”), Fresenius SE has the sole power to elect the supervisory board of Management AG which appoints, supervises and consults the members of the Management Board of Management AG, who act for the General Partner in conducting the Company's business in accordance with the rules of procedure adopted by the General Partner's supervisory board.

Dividend rights

Under German law, dividends may only be paid based on our balance sheet profits (Bilanzgewinn) as determined by our unconsolidated annual financial statements as approved by our AGM and by our General Partner. Unlike our consolidated annual financial statements, which are prepared on the basis of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), the unconsolidated annual financial statements referred to above are prepared on the basis of the accounting principles of the German Commercial Code (Handelsgesetzbuch or HGB). Since our shares that are entitled to dividend payments are held in a clearing system, the dividends will be distributed in accordance with the rules of the individual clearing system. We will publish notice of the dividends to be paid and the appointment of the paying agent or agents for this purpose in the German Federal Gazette (Bundesanzeiger).

In the case of holders of American Depositary Recipients (“ADRs”), the depositary will receive all cash dividends and distributions on all deposited securities and will, as promptly as practicable, distribute the dividends and distributions to the holders of ADRs entitled to the dividend, after deducting its fees and expenses and any taxes or governmental charges. See “Description of Securities Other than Equity Securities – American Depositary Shares -- Description of American depositary receipts," below.

Liquidation rights

We may be dissolved by a resolution of our general meeting of shareholders passed with a majority of at least three quarters of our share capital represented at such general meeting and with the approval of the General Partner, in accordance with the AktG. In such a case, any liquidation proceeds remaining after paying all of our liabilities will be distributed among our shareholders in proportion to the total number of shares held by each shareholder.

Pre-emption rights

Under the AktG, each shareholder in a stock corporation or partnership limited by shares has a preferential right to subscribe for any issue by that company of shares, debt instruments convertible into shares, e.g. convertible bonds or option bonds, and participating debt instruments, e.g. profit participation rights or participating certificates, in proportion to the number of shares held by that shareholder in the existing share capital of that company. Generally, such pre-emption rights are freely assignable. These rights may also be traded on German stock exchanges within a specified period of time prior to the expiration of the subscription period for the offer. Our general meeting of shareholders may exclude pre-emption rights by passing a resolution with a majority of at least three quarters of our share capital represented at such general meeting of shareholders. In addition, an exclusion of pre-emption rights requires a report by the General Partner justifying the exclusion by explaining why the interest of FMC-AG & Co. KGaA in excluding the pre-emption rights outweighs our shareholders' interests in receiving such rights. However, such justification is in principle not required for any issue of new shares if we increase our share capital against contributions in cash, the amount of the capital increase does not exceed 10% of our existing share capital, and the issue price of the new shares is not significantly lower than the price for the shares quoted on a stock exchange. For information regarding the General Partner’s authorization to exclude preferential subscription rights in connection with the issuance of ordinary shares from the Company’s Authorized Capital, see “Offer and listing details – the Company’s Authorized Capital,” above.

Exclusion of minority shareholders

Under the provisions of Sections 327a et seqq. of the AktG concerning squeeze-outs, a shareholder who owns at least 95% of the issued share capital (a "principal shareholder") may request that the general meeting of shareholders of a stock corporation or a partnership limited by shares resolve to transfer the shares of the minority shareholders to the principal shareholder. Under Section 62 of the German Transformation Act (Umwandlungsgesetz, or UmwG) concerning group managers, in case a shareholder is a German stock corporation that owns at least 90% of the issued share capital, such shareholder may request the company to be merged with such shareholder. The adequate amount of cash compensation to be paid to the minority shareholders in return must take into account the issuer's financial condition at the time the resolution is passed. The full value of the issuer, which is usually calculated using the capitalization of earnings method (Ertragswertmethode), is decisive for determining the compensation amount.

In addition to the provisions for squeeze-outs of minority shareholders, Sections 319 et seqq. of the AktG provide for the integration of stock corporations. In contrast to the squeeze-out of minority shareholders, integration is only possible when the future principal company is a stock corporation with a statutory seat in Germany. A partnership limited by shares cannot be integrated into another company in accordance with Sections 319 et seqq. of the AktG.

Annual general meeting

Our AGM must be held within the first eight months of each fiscal year at the location of FMC-AG & Co. KGaA's registered office, or in a German city where a stock exchange is situated or at the location of a registered office of a domestic affiliated company. To attend the AGM and exercise voting rights, shareholders must register for the AGM and provide evidence of ownership of shares. The relevant reporting date is the beginning of the 21st day prior to the AGM. The invitation and agenda for our AGM that we publish include information regarding how to comply with these requirements.

Amendments to the Articles of Association

An amendment to our Articles of Association requires a voting majority of at least three quarters of the capital represented at the general meeting of shareholders as well as the approval of the General Partner. Therefore, neither the Company’s shareholders nor the General Partner can unilaterally amend the articles of association without the consent of the other. The Supervisory Board of FMC-AG & Co. KGaA has been granted the authority to make amendments to the Articles of Association that relate solely to the wording (Fassungsänderungen).

Restrictions on share ownership

For information regarding restrictions on share ownership imposed by German law, see Item 10.D “Exchange controls” in the Company’s Form 20-F.

Potential limits on a change of control

Fresenius SE owns in excess of 30% of our outstanding shares. Fresenius SE also owns 100% of the outstanding shares of Management AG, the General Partner of the Company. As the sole shareholder of the General Partner, Fresenius SE has the sole right to elect the supervisory board of the General Partner which, in turn, appoints the General Partner's Management Board. The Management Board of the General Partner is responsible for the management of the Company. Through its ownership of the General Partner, Fresenius SE is able to exercise de facto management control of FMC-AG & Co. KGaA, even though it owns less than a majority of our outstanding voting shares. Such de facto control limits public shareholder influence on management of the Company and ownership of the General Partner precludes a takeover or change of control of the Company without Fresenius SE's consent.

In addition, the Company’s Articles of Association require that the General Partner or a parent company of the General Partner hold more than 25% of our share capital. The Articles of Association also provide that the General Partner would cease to be the general partner if the shares of the General Partner were acquired by a person who does not make an offer under the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz or WpÜG) to acquire the shares of the Company's other shareholders within three months of the acquisition of the General Partner. In either case, the necessity for such a significant investment in connection with an acquisition of the General Partner could also discourage or preclude a change of control through acquisition of the General Partner.

Disclosure of share ownership

Our Articles of Association do not contain any provisions requiring disclosure of share ownership above a threshold ownership amount or percentage. Information regarding disclosure requirements under the EU Market Abuse Regulation, the German Securities Trading Act (Wertpapierhandelsgesetz), and the U.S. Securities Exchange Act of 1934, as amended, may be found in Item 7A, “Major shareholders and related party transactions -- Major shareholders -- Security ownership of certain beneficial owners of Fresenius Medical Care” in the Company’s Form 20-F.

Information pertaining to Item 12.Description of Securities Other than Equity Securities.

D.	American Depositary Shares

Description of American depositary receipts

General

The Bank of New York Mellon, a New York banking corporation, is the depositary for ADSs representing our shares. Each ADS represents an ownership interest in one-half of a share. The deposited shares are deposited with a custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and all of the holders and owners of ADSs from time to time (who become bound by the deposit agreement by their acceptance of American Depositary Receipts, or ADRs, evidencing their ADSs). Each ADS also represents any securities, cash or other property deposited with the depositary but not distributed by it directly to ADS holders. The ADSs may be evidenced by certificates or may also be uncertificated. If ADSs are issued in uncertificated form, owners holding ADSs in book-entry form will receive periodic statements from the depositary showing their ownership of ADSs. In the case of beneficial holders of ADSs, owners will receive these periodic statements through their brokers.

The depositary's office is located at 240 Greenwich Street, New York, NY 10286, U.S.A.

An investor may hold ADSs either directly or indirectly through a broker or other financial institution. Investors who hold ADSs directly, by having ADSs registered in their names on the books of the depositary, are ADS owners. This description assumes an investor holds ADSs directly. Investors who hold ADSs through their brokers or financial institution nominees must rely on the procedures of their brokers or financial institutions to assert the rights of an ADS owner described in this section. Investors should consult with their brokers or financial institutions to find out what those procedures are.

As an ADS owner, we will not treat you as one of our shareholders and you will not have shareholder rights. German law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered owner of ADSs, you will have ADS owner rights. The deposit agreement sets out ADS owner rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to investors, and is qualified in its entirety by the complete text of the deposit agreement, as amended and restated in 2022. For more complete information, investors should read the entire deposit agreement and the form of ADR which contains the terms of the ADSs. The deposit agreement is available in electronic form on the website maintained by the SEC, www.sec.gov.

Share dividends and other distributions

We may make different types of distributions with respect to our shares. The depositary has agreed to pay to investors the cash dividends or other distributions it or the custodian receives on the shares or other deposited securities, after deducting its fees and expenses. Investors will receive these distributions in proportion to the number of underlying shares their ADSs represent.

Except as stated below, to the extent the depositary is legally permitted it will deliver distributions to ADS owners in proportion to their interests in the following manner:

●	Cash. The depositary, or one of its agents or the custodian shall convert cash distributions from foreign currency to U.S. dollars if conversion is permissible and can be done on a reasonable basis. The depositary will endeavor to distribute cash in a practicable manner, and may deduct any taxes or other governmental charges required to be withheld, any expenses of converting foreign currency and transferring funds to the United States, and certain other fees and expenses. In addition, before making a distribution the depositary will deduct any taxes withheld. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, investors may lose some or all of the value of the distribution.
●	Shares. If we make a distribution in shares, the depositary may deliver additional ADSs to represent the distributed shares, unless the number of shares represented by our ADSs is adjusted in connection with the distribution. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed to the ADS owners otherwise entitled to receive fractional ADSs. If the Company declares a distribution in which holders of shares or other deposited securities have a right to elect whether to receive cash, shares or other securities or a combination of those things, or a right to elect to have a distribution sold on their behalf, the depositary may, after consultation with the Company, make that right of election available for exercise by owners of ADSs in any manner the depositary considers to be lawful and practical. As a condition of making a distribution election right available to the owners, the depositary may require satisfactory assurances from the Company that doing so does not require registration of any securities under the U.S. Securities Act of 1933 (the “Securities Act”) that has not been effected.
●	Rights to receive additional shares. If rights are granted to the depositary in respect of deposited shares to purchase additional shares or other securities, the Company and the depositary shall endeavor to consult as to the actions, if any, the depositary should take in connection with that grant of rights. The depositary may, to the extent deemed by it to be lawful and practical (i) if requested in writing by the Company, grant to all or certain owners rights to instruct the depositary to purchase the securities to which the rights relate and deliver those securities or ADSs representing those securities to owners, (ii) if requested in writing by the Company, deliver the rights to or to the order of certain owners, or (iii) sell the rights to the extent practicable and distribute the net proceeds of that sale to owners entitled to those proceeds. To the extent rights are not exercised, delivered or disposed of under (i), (ii) or (iii) above, the depositary shall permit the rights to lapse unexercised.

If the depositary will act under (i) or (ii) above in connection with a distribution of rights, we and the depositary will enter into a separate agreement setting forth the conditions and procedures applicable to the particular offering. The depositary will not act under (i) above unless the offer and sale of the securities to which the rights relate are registered under the Securities Act or the depositary has received an opinion of United States counsel that is satisfactory to it to the effect that those securities may be sold and delivered to the applicable owners such without registration. We have no obligation to file a registration statement under the Securities Act in order to make any rights or other distributed securities available to ADS owners. If the depositary will act under (iii) above, the depositary will use reasonable efforts to sell the rights in proportion to the number of ADSs held by the applicable owners and pay the net proceeds to the owners otherwise entitled to the rights that were sold.

●	Other Distributions. If we make a distribution of securities or property on deposited securities other than those described above (but not in exchange for or in conversion of or in lieu of deposited securities), the depositary may either:
●	distribute the securities or property in any manner it deems fair and equitable (which may be a distribution of depositary shares representing the securities received); or
●	sell the securities or property and distribute any net proceeds in the same way it distributes cash.

The depositary may withhold any distribution of securities referred to in the immediately preceding paragraph if it has not received satisfactory assurances from the Company that the distribution does not require registration under the Securities Act.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents (fractional cents will be rounded to the nearest whole cent). Registered owners will receive the checks directly, while the distributions for beneficial owners will be first sent to their brokers or other nominees, who will then distribute the cash to the rightful owners.

The depositary may choose any practical method of distribution for any specific ADS owner, including the distribution of foreign currency, securities or property, or it may retain the items, without paying interest on or investing them, on behalf of the ADS owner as deposited securities.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS owners.

The depositary may convert currency itself or through any of its affiliates or, the custodian or the Company may convert currency and pay dollars to the depositary. Where the depositary converts currency itself, or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS owners. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request from the depositary. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to owners, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from the Company in dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by or on behalf of the Company or an affiliate of the Company and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor the Company makes any representation that the rate obtained or determined by or on behalf of the Company is the most favorable rate and neither it nor the Company will be liable for any direct or indirect losses associated with the rate. There can be no assurance that the depositary, the custodian or the Company will be able to convert any currency at a specified exchange rate or that the depositary will be able to sell any property, rights, shares or other securities at a specified price, or that any of these transactions can be completed within a specified time period.

Tender and Exchange Offers, Redemption, Replacement or Cancellation of Deposited Securities

The depositary shall not tender any deposited securities in response to any voluntary cash tender offer, exchange offer, or similar offer made to holders of deposited securities, except when instructed in writing to do so by an owner surrendering ADSs representing such deposited securities and subject to any conditions or procedures the depositary may require.

If the depositary is notified that deposited securities have been redeemed for cash or otherwise purchased for cash in a transaction that is mandatory and binding on the depositary as a holder of those deposited securities and the redeemed or purchased securities are the only class of deposited securities (a “Redemption”), the depositary shall (i) if required, surrender deposited securities that have been redeemed to the issuer of those securities or its agent on the redemption date, (ii) disseminate a notice to owners (A) notifying them of that Redemption, (B) calling for surrender of a corresponding number of ADSs and (C) notifying them that the called ADSs have been converted into a right only to receive the money received by the depositary upon that Redemption and those net proceeds shall be the deposited securities to which owners shall be entitled, upon surrender of those ADSs, and (iii) distribute the money received upon that Redemption to the owners entitled to it upon surrender by them of called ADSs. In the case of a partial Redemption of deposited securities, the outstanding ADSs to be converted and surrendered in exchange for the Redemption net proceeds shall be allocated among the owners pro-rata to their respective holdings of ADSs.

Upon any change in nominal value or any subdivision, combination or any other reclassification of the deposited securities or any recapitalization, reorganization, sale of assets substantially as an entirety, merger or consolidation affecting the issuer of the deposited securities or to which it is a party that is mandatory and binding on the depositary as a holder of deposited securities and as a result securities or other property have been or will be delivered in exchange, conversion, replacement or in lieu of, deposited securities (a “Replacement”), the depositary shall, if required, surrender the old deposited securities affected by that Replacement of shares and hold, as new deposited securities under the deposit agreement, the new securities or other property delivered to it in that Replacement. In connection with a Replacement, the depositary shall be entitled to request and receive an opinion of counsel to the Company to the effect that under the Securities Act it may lawfully retain the new deposited securities under the deposit agreement and that, upon deposit, the depositary could freely distribute such securities to owners and holders of ADSs in the United States. In the absence of such an opinion, the depositary may elect to sell those new deposited securities and proceed as if those new deposited securities had undergone a Redemption, as described above.

Deposits, Withdrawals and Cancellations

The depositary will deliver ADSs if an investor or his broker deposits shares or evidence of rights to receive shares with the custodian, or upon receiving notice of such a deposit from the custodian. Shares deposited with the custodian must be accompanied by certain documents, including instruments showing that such shares have been properly transferred or endorsed by the person on whose behalf the deposit is being made.

The custodian will hold all deposited shares for the account of the depositary. ADS holders thus have no direct ownership interest in the shares and only have the rights that are contained in the deposit agreement. For German tax purposes, ADS holders will generally be treated as the economic owners of the deposited shares represented by the ADSs (and, therefore, as a shareholder of the Company), and for U.S. federal income tax purposes, ADSs owners will generally be treated as the owners of such shares. For additional information, see Item 10.E., "Additional Information – Taxation – U.S. and German tax consequences of holding ADSs" in the Company’s Form 20-F. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any additional items are referred to as "deposited securities."

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will deliver ADSs representing the deposited shares as instructed. The foregoing notwithstanding, the depositary may refuse to accept deposits of shares for delivery of ADSs or to register transfers of ADSs in particular instances, or may suspend deposits of shares or registration of transfer generally, whenever it or the Company considers it necessary or advisable to do so. The depositary shall not knowingly accept for deposit under the deposit agreement any shares that, at the time of deposit, are restricted securities, as defined the deposit agreement.

All ADSs issued will, unless specifically requested to the contrary, be delivered through the book-entry settlement system of The Depository Trust Company, also referred to as DTC, or be uncertificated and held through the book-entry direct registration system ("DRS") of DTC, and a registered owner will receive periodic statements from the depositary which will show the number of ADSs registered in the owner's name. An ADS owner can request that the ADSs not be held through the depositary's DRS and that an ADR in certificated form be issued to evidence those ADSs.

ADRs will be delivered at the depositary's principal New York office or any other location that it may designate as its transfer office.

DRS is the system administered by DTC that facilitates interchange between registered holding of uncertificated securities and holding of security entitlements in those securities through DTC and a DTC participant. Profile Modification System (“Profile”) is a required feature of DRS which allows a participant in DTC, claiming to act on behalf of a registered owner of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS registered owner to register that transfer.

In connection with DRS/Profile, the parties to the deposit agreement acknowledge that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS registered owner in requesting a registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of that owner (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary's reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the depositary. The deposit agreement provides expressly that the limitations on the respective obligations and liability of the depositary and the Company, and the indemnification provisions of the deposit agreement, apply to the matters arising from the use of the DRS, and that the depositary shall not be liable for the acts or omissions of any securities depository, clearing agency or settlement system in connection with or arising out of book-entry settlement of ADSs or deposited securities or otherwise.

When an investor surrenders ADSs at the depositary's office, the depositary will, upon payment of certain applicable fees, governmental charges and taxes, and upon receipt of proper instructions, deliver the whole number of shares represented by the surrendered ADSs (to the extent that delivery can be lawfully made) to or as instructed by the owner. It is expected that the delivery of shares shall be made to account the owner directs within Clearstream Banking AG, the central German clearing firm. However, the depositary will not deliver any money or other property as to which a record date for distribution to owners has passed (since money or other property of that kind will be delivered or paid on the scheduled payment date to the owner as of that record date), and the depositary shall not be required to accept surrender of ADSs for the purpose of withdrawal to the extent it would require delivery of a fraction of a deposited security.

The depositary may restrict the withdrawal of deposited securities only in connection with:

●	temporary delays caused by the closing of the depositary’s ADS register or any register of holders of our shares maintained by us or on our behalf, or the deposit of shares in connection with voting at a general meeting of shareholders', or the payment of dividends,
●	the payment of fees, taxes and similar charges,
●	compliance with any U.S. or foreign laws or governmental regulations relating to the ADSs, or
●	such other reason, if any, that, at the time, is permitted under paragraph I(A)(1) of the General Instructions to Form F-6 under the Securities Act or any successor to that provision.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Voting rights

You may instruct the depositary to vote the number of shares your ADSs represent. The depositary will notify you of general meetings of shareholders' and arrange to deliver our voting materials to you if we ask it to do so. Those materials will describe the matters to be voted on and explain how you may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary.

The depositary will try, as far as practical, subject to German law and the provisions of our constitutive documents, to vote the number of shares or other deposited securities represented by your ADSs as you instruct. The depositary will only vote or attempt to vote as you instruct or as described below.

We will include in voting materials distributed to ADS owners that date by which their voting instructions must be received by the depositary. However, we cannot ensure that you will receive voting materials or otherwise learn of an upcoming general meeting of shareholders in time to ensure that you can timely instruct the depositary to vote the shares represented by your ADSs. In addition, in the absence of bad faith on its part, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to vote, and you may have no recourse if your shares are not voted as you requested.

Under the deposit agreement, our General Partner’s Management Board or our Supervisory Board proposing a matter for a shareholder vote also constitutes a recommendation that shareholders vote in favor of the matter or matters. If (i) we timely ask the depositary to solicit your voting instructions, (ii) the depositary does not receive voting instructions from you by the specified date, and (iii) we confirm to the depositary in writing that:

●	we do not know of any substantial shareholder opposition to the particular matter; and
●	the particular matter would not have an adverse impact on our shareholders;

we will be deemed to have instructed the depositary to give a proxy, and the depositary will consider you to have authorized and directed it to give a proxy to a person designated by the Company, with instructions to vote the number of deposited securities represented by your ADSs in favor of the Company’s proposal or proposals.

Fees and expenses

For information regarding fees and expenses payable by owners of ADSs and amounts payable by the depositary to us, see Item 12.D, "Description of securities other than equity securities — American Depositary Shares – Fees and expenses" in the Company’s Form 20-F.

Payment of taxes

ADS owners must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADS owner owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities and deduct the amount owing from the net proceeds of such sale. In either case the ADS owner remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities (except under limited circumstances mandated by securities regulations). If any tax or governmental charge is required to be withheld on any non-cash distribution, the depositary may sell the distributed property or securities to pay such taxes and distribute any remaining net proceeds to the ADS owners entitled thereto.

Limitations on obligations and liability

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

●	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith. In particular, the depositary shall not be a fiduciary or have any fiduciary duty to owners or holders of ADSs;
●	are not liable if we are or it is prevented or delayed by law, regulation or other act of government or circumstances beyond our or its control (whether natural or caused by a person or persons) from performing our or its obligations under the deposit agreement;
●	are not liable if we exercise or it exercises discretion permitted under the deposit agreement;
●	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;
●	shall not be liable for any action or non-action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any owner or any other person we or it believe in good faith to be competent to give such advice or information; and
●	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for depositary actions

Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of shares, the depositary may require:

●	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;
●	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
●	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary are closed or at any time if the depositary or we think it advisable to do so.

Shareholder communications; inspection of register of owners of ADSs

The depositary, as a holder of deposited securities, will make available for your inspection at its office all reports and communications that it receives from us that we make generally available to holders of deposited securities. If we request the depositary to do so, the depositary will send you copies of those communications or otherwise make them available to owners in a manner that we specify as substantially equivalent to the manner in which those communications are made available to our shareholders and compliant with any stock exchange requirements applicable to the ADSs. You have a right to inspect the register of owners of ADSs, but not for the purpose of contacting those owners about a matter unrelated to our business or the ADSs.

Amendment of the deposit agreement

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes or other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS owners, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS owners of the amendment. At the time the amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

Termination of the deposit agreement

We may initiate termination of the deposit agreement by notice to the depositary. The depositary may initiate termination of the deposit agreement if (i) at any time 60 days shall have expired after the depositary delivered a written resignation notice to us and a successor depositary has not been appointed and accepted its appointment, or (ii) a “Termination Option Event” (as defined below) has occurred. If termination of the deposit agreement is initiated, including upon occurrence of a Termination Option Event, the depositary shall disseminate a notice of termination to the owners of all ADSs then outstanding setting a date for termination (the “Termination Date”), which shall be at least 90 days after the date of that notice, and the deposit agreement shall terminate on that Termination Date.

Each of the following transactions constitutes a “Termination Option Event”:

●	Certain distributions. A cash distribution, or any other distribution other than a distribution of our shares or of rights to purchase our shares or other securities, that would represent a return of all or substantially all the value of the deposited securities underlying the ADSs, in connection with which the depositary either (i) requires payment of or deducts a fee for the surrender of ADSs, or (ii) sells all the deposited securities, (other than the subject distribution) adds the sale proceeds to the distribution and requires surrender of the ADSs a condition to making the distribution;
●	Redemptions. A redemption of all or substantially all of the deposited securities;
●	Certain Replacements. A Replacement followed by a sale of the new deposited securities issued in the Replacement;
●	Certain Losses. If the deposited securities are cancelled or have become apparently worthless and the depositary calls for surrender of the ADSs or cancels the ADSs upon notice to the owner;
●	Bankruptcy. Certain bankruptcy events relating to the Company;
●	Delisting. The delisting of our shares from a stock exchange outside the U.S. or from a U.S. stock exchange without a replacement listing on a non-U.S. stock exchange or U.S. stock exchange, as applicable or availability of over-the-counter trading in the U.S.; or
●	F-6 Registration Ineligibility. The ADSs becoming ineligible for registration on Form F-6 under the Securities Act.

The depositary’s notice of termination of the deposit agreement shall not affect the right of an Owner, prior to the Termination Date, to surrender ADSs for the purpose of withdrawal of deposited securities. At any time after the Termination Date, the depositary may sell the remaining deposited securities then held under the deposit agreement and may thereafter hold uninvested the net proceeds of any such sale, together with any other cash then held by it under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the owners of ADSs that remain outstanding, and those owners will be general creditors of the depositary with respect to those net proceeds and that other cash. After making that sale, the depositary shall be discharged from all obligations under the deposit agreement, except its obligations (i) to account for the net proceeds and other cash (after deducting, in each case, the fee of the depositary for the surrender of ADSs, any expenses for the account of the owner of such ADSs in accordance with the terms and conditions of the deposit agreement and any applicable taxes or governmental charges), (ii) to indemnify us as provided in the deposit agreement, and (iii) to act as provided in the following paragraph.

After the Termination Date, the depositary shall continue to receive dividends and other distributions pertaining to deposited securities (that have not been sold), may sell rights and other property as provided in the deposit agreement and shall deliver deposited securities (or sale proceeds) upon surrender of ADSs (after payment or upon deduction, in each case, of the fees, expenses and applicable taxes or governmental charges, as described in the preceding paragraph). After the Termination Date, the depositary shall not accept deposits of shares or deliver ADSs. After the Termination Date, (i) the depositary may refuse to accept surrenders of ADSs for the purpose of withdrawal of deposited securities (that have not been sold) or reverse previously accepted surrenders of that kind that have not settled if in its judgment the requested withdrawal would interfere with its efforts to sell the deposited securities, (ii) the depositary will not be required to deliver cash proceeds of the sale of deposited securities until all deposited securities have been sold and (iii) the depositary may discontinue the registration of transfers of ADSs and suspend the distribution of dividends and other distributions on deposited securities to the owners and need not give any further notices or perform any further acts, except as provided in the Deposit Agreement relating to its termination.